UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 18, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Deerfield Capital Corp.

File No. 001-32551 - CF#23493

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Deerfield Capital Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 15, 2009.

Based on representations by Deerfield Capital Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through April 9, 2015
Exhibit 10.3	through April 9, 2015
Exhibit 10.4	through April 9, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Barros
Special Counsel